UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*


                          NORTHEAST OPTIC NETWORK, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    664334109
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [ ]      Rule 13d-1(b)
                           [ ]      Rule 13d-1(c)
                           [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  664334109                                                 Page 2 of 7

1.   Name of Reporting Persons.
     IRS Identification Nos. of above persons (entities only).

     CMP Group Inc.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3.   SEC Use Only

4.   Citizenship or Place of Organization:  Maine


Number of Shares              5.   Sole Voting Power                          0
Beneficially Owned by
Each Reporting Person         6.   Shared Voting Power                6,176,742
With
                              7.   Sole Dispositive Power                     0

                              8.   Shared Dispositive Power           6,176,742


9.   Aggregate Amount Beneficially Owned by Each Reporting Person     6,176,742

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)    38.4%

12.  Type of Reporting Person (See Instructions)          HC, CO






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CUSIP NO.  664334109                                                 Page 3 of 7

1.   Name of Reporting Persons.
     IRS Identification Nos. of above persons (entities only).

     MaineCom Services

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3.   SEC Use Only

4.   Citizenship or Place of Organization:  Maine


Number of Shares              5.       Sole Voting Power                      0
Beneficially Owned by
Each Reporting Person         6.       Shared Voting Power            6,176,742
With
                              7.       Sole Dispositive Power                 0

                              8.       Shared Dispositive Power       6,176,742


9.   Aggregate Amount Beneficially Owned by Each Reporting Person     6,176,742

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)    38.4%

12.  Type of Reporting Person (See Instructions)          CO




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                                                                     Page 4 of 7

Item 1.
         (a)   Name of Issuer:

               The name of the issuer is NorthEast Optic Network, Inc.

         (b)   Address of Issuer's Principal Executive Offices:

               391 Totten Pond Road, Suite 401, Waltham, Massachusetts, 02154

Item 2.
         (a)   Name of Person Filing:

               CMP Group, Inc.
               MaineCom Services

         (b)   Address of Principal Business Office, or, if none, Residence:

               CMP Group, Inc., 83 Edison Drive, Augusta, Maine 04336 MaineCom Services, 41 Anthony Avenue, Augusta, Maine 04330

         (c)   Citizenship:

               Both incorporated under the laws of Maine.

         (d)   Title of Class of Securities:

               Common stock.

         (e)   CUSIP Number:

               664334109


Item 3.  Not applicable.

Item 4.  Ownership

         (a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

         (b)   Percent of class:   See the responses to Item 11 on the attached
         cover pages.



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                                                                     Page 5 of 7
         (c)   Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

               (ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

               (iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

               (iv)  Shared power to dispose or to direct the disposition of:
               See the responses to Item 8 on the attached cover pages.

Item 5.  Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               Reported shares are owned directly by MaineCom Services, a Maine corporation and a subsidiary of CMP Group, Inc., a Maine corporation.

Item 8.  Identification and Classification of Members of the Group:

               Not applicable.

Item 9.  Notice of Dissolution of Group:

               Not applicable.

Item 10.       Certification:

               Not applicable.




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                                                                     Page 6 of 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 16, 1999
                                              _________________________
                                                         Date

                                              CMP GROUP, INC.

                                              By: /s/ Anne M. Pare
                                              Name: Anne M. Pare
                                              Title: Corporate Counsel,
                                                     Secretary and Treasurer

                                              MAINECOM SERVICES

                                              By:  /s/  Gerald C.  Poulin
                                              Name:  Gerald C.  Poulin
                                              Title:  President